SECURITIES AND EXCHANGE SYSTEM
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         Commission File Number 0-22271

                           NOTIFICATION OF LATE FILING

(Check One):   /x/ Form 10-K    / / Form 11-K   / / Form 20-F    / / Form 10-Q
              / /   Form N-SAR

     For Period Ended: DECEMBER 31, 1997

|_| Transition Report on Form 10-K     |_| Transition Report on From 10-Q |_|
|_| Transition Report on Form 20-K     |_| Transition Report on Form N-SAR |_|
|_| Transition Report on Form 11-K

     For the Transition Period Ended:_____________________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein,

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________
_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant       CFI MORTGAGE INC.
Former name if applicable

                        580 VILLAGE BOULEVARD, SUITE 120
           Address of principal executive office (STREET AND NUMBER)

                         WEST PALM BEACH, FLORIDA 33409
                            City, state and zip code

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  /x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quartile report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company could not complete the 10-KSB due to the fact that it is in negotiation with certain lenders regarding the Company's credit facilities. The negotiations should be completed in a time frame which should allow for filing by the end of business on Tuesday, April 7, 1998.

                                     PART IV
                                OTHER INFORMATION

  (1) Name and telephone number of person to contract in regard to this notification.

         CHRISTOPHER C. CASTORO                     (561)        687-1595
              (Name)                            (Area Code)  (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                          /x/ Yes  / / No

 (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          /x/ Yes  / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Form 10-KSB for the Company is expected to show a loss on operations of $5,392,501, or ($3.02) per share on revenues of approximately $8,267,264 for the year ended December 31, 1997. This compares with a profit of $311,226 on revenues of $7,857,668 of 1996. The Company was privately held until the completion of its initial public offering in May 1997. Therefore, the proforma per share data for 1996 was $0.17.

     The 1997 results were influenced by increased costs associated with the expansion of its production facilities and the creation of an infrastructure which can adequately support the increased production. The results were also impacted by the timing of loan sales which affected the recognition of income. At December 31, 1997, the Company held approximately $36,000,000 in mortgage loans held for sale as well as approximately $19,000,000 in loans sold under repurchase arrangements where the company will record additional earnings upon sale to permanent investors.

                                CFI MORTGAGE INC
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date  MARCH 31, 1998                    By: /S/ CHRISTOPHER C. CASTORO
                                                Christopher C. Castoro
                                                Chief Executive Officer

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                          ATTENTION

    Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Act of 1934.

     (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     (5) ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.